Exhibit 6

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is made and entered into effective as of April 2, 2002, between SYMMETRICOM, INC. a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of TrueTime, Inc. a Delaware corporation (the “Company”).

RECITALS:

A.    Concurrently with the execution of this Agreement, Parent and the Company are entering into an Agreement and Plan of Merger dated as of April 2, 2002 (the “Merger Agreement”), by and among Parent, the Company and SCO-TRT Acquisition, Inc. (the “Merger Subsidiary”) pursuant to which the Merger Subsidiary shall be merged with and into the Company (the “Merger”), whereupon the separate existence of the Merger Subsidiary shall cease and the Company shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent. Pursuant to the Merger, the shares of Company Common Stock will be converted into the right to receive cash and Parent Common Stock, par value $0.001, on the basis described in the Merger Agreement. Unless otherwise indicated, capitalized terms not defined herein have the meanings set forth in the Merger Agreement.

B.    The Stockholder is the record holder and beneficial owner of such number of shares of the outstanding capital stock of the Company as is indicated on the final page of this Agreement (the “Shares”).

C.    As a material inducement to enter into the Merger Agreement and/or consummate the Merger, Parent desires the Stockholder to agree, and the Stockholder is willing to agree (i) to vote the Shares and any other such shares of capital stock of the Company hereafter acquired by Stockholder so as to facilitate consummation of the Merger and (ii) not to engage in certain solicitation activities.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1.    Agreement to Vote Shares; Additional Purchases.

1.1    Agreement to Vote Shares.    Subject to the terms and conditions of this Agreement, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, Stockholder shall vote or cause to be voted the Shares and any New Shares (as hereinafter defined) (a) in favor of (i) approval of the Merger Agreement and the Merger, (ii) any matter that could reasonably be expected to facilitate the Merger and (b) against any matter that could reasonably be expected to hinder, impede or delay the consummation of the Merger.

1.2    Additional Share Purchases.    Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires record or beneficial ownership (“New Shares”) after the execution of this Agreement and prior to the Expiration Date (as defined below) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2.    Representations and Warranties of the Stockholder.    Stockholder represents and warrants that Stockholder (a) is the record and beneficial owner of and has the sole right to vote the Shares, which at the date hereof are free and clear of any liens, claims, options, charges or other encumbrances other than that Stock Purchase (Call) Option Agreement dated as of December 16, 1999 between Stockholder and Ernest M. Hall, Jr. applicable to 140,000 of Stockholder’s shares, (b) does not own, either beneficially or of record, any shares of capital stock of the Company other than the Shares (excluding (i) shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law and (ii) shares which Stockholder has the right to acquire pursuant to options granted to Stockholder by the Company) and (c) has full power and authority to make, enter into and carry out the terms of this Agreement.

3.    Additional Documents.    Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent or Company, as the case may be, to carry out the intent of this Agreement.

4.    No Solicitation.    Until the earlier of the Effective Time and the date of termination of the Merger Agreement pursuant to the provisions of Article 9 thereof, Stockholder will not take, nor will Stockholder permit any of Stockholder’s officers, directors, employees, stockholders, attorneys, investment advisors, agents, representatives, or affiliates (collectively, “Representatives”) to (directly or indirectly), take any of the following actions with any Person other than Parent and its designees: (a) solicit, encourage, initiate, entertain, review or encourage any proposals or offers from, or participate in or conduct discussions with or engage in negotiations with, any Person relating to any offer, indication of interest or proposal, oral, written or otherwise, formal or informal with respect to any possible business combination with the Company or a Company Acquisition Proposal (a “Competing Proposed Transaction”) (b) provide information not customarily disclosed consistent with the Company’s past practices with respect to the Company or any of its Subsidiaries (whether such Subsidiaries are in existence on the date hereof or are hereafter organized) to any Person, other than Parent, relating to (or which the Stockholder or any of the Stockholder’s Representatives believes or should reasonably know would be used for the purpose of formulating an offer, indication of interest or proposal with respect to), or otherwise assist, cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, any possible Competing Proposed Transaction with the Company or any Subsidiary of the Company (whether such Subsidiary is in existence on the date hereof or is hereafter organized), (c) agree to enter into a Contract with any Person, other than Parent, providing for, or approve a Competing Proposed Transaction with the Company or any Subsidiary (whether such Subsidiary is in existence on the date hereof or is hereafter organized), (d) make or authorize any statement, recommendation, solicitation or endorsement in support of any possible Competing Proposed Transaction with the Company or any Subsidiary (whether such Subsidiary is in existence on the date hereof or is hereafter organized) other than by Parent, or (e) authorize or permit any of the Stockholder’s Representatives to take any such action. The Stockholder shall immediately cease and cause to be terminated any such contacts or negotiations between the Stockholder or any of the Stockholder’s Representatives with any Person relating to any such Competing Proposed Transaction. In addition to the foregoing, if

Stockholder receives prior to the Effective Time or the termination of the Merger Agreement any offer, indication of interest or proposal (formal or informal, oral, written or otherwise) relating to, or any inquiry or contact from any Person with respect to, a Competing Proposed Transaction, the Stockholder shall immediately notify Parent, such notice to include the identity of the Person or Persons making such offer, indication of interest or proposal, and will keep Parent apprised on a current basis of the status of any such offer, indication of interest or proposal and of any modifications to the terms thereof; provided, however, that nothing in this Agreement shall prevent a Stockholder, or a Stockholder’s Representative, who is a member of the Company’s Board of Director from engaging in activity in connection with a Superior Proposal permitted pursuant Section 6.2 of the Merger Agreement. Each the Stockholder and Parent acknowledge that this Section 4 was a significant inducement for Parent to enter into the Merger Agreement and the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid to the stockholders of the Company in the Merger or (ii) a failure to induce Parent to enter into the Merger Agreement.

5.    Termination.    This Agreement (other than Section 7, which shall survive indefinitely, shall terminate and shall have no further force or effect as of the earlier to occur of (a) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (b) such date and time as the Merger Agreement shall have been terminated pursuant to Article 9 thereof (the earlier to occur of (a) and (b) is referred to herein as the “Expiration Date”).

6.    Miscellaneous.

6.1    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6.2    Binding Effect and Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties hereto without prior written consent of the other party hereto; the foregoing notwithstanding the parties agree that Stockholder will not sell, transfer, encumber or assign (“Transfer”) its Shares, or some portion thereof, in a private transaction except where the transferee agrees in writing for Parent’s express benefit to be bound by, and subject to this Agreement, in which case Parent shall be deemed to have consented to such Transfer.

6.3    Amendments and Modification.    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

6.4    Specific Performance; Injunctive Relief.    The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

6.5    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered by hand in person, by electronic facsimile transmission (with a copy sent by first class mail, postage prepaid), or sent by registered or certified mail, postage prepaid, return receipt requested, or by express overnight courier (prepaid) to the respective parties as follows:

If to Parent:	Parent
2300 Orchard Parkway
San Jose, CA 95131
Attn: Chief Executive Officer
Facsimile: (408) 428 7896

with a copy to:	Pillsbury Winthrop LLP
2550 Hanover Street
Palo Alto, CA 94304
Attn: Richard Bebb
Facsimile: (650) 233-4545

If to Stockholder:	To the address for notice set forth on the last page hereof.

With a copy (which shall not constitute notice) to:

Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Attn: Arthur H. Rogers
Facsimile: (713) 651-5246

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

6.6    Governing Law.    This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware (without regard to the principles of conflict of laws thereof or of any other jurisdiction).

6.7    Entire Agreement.    This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

6.8    Legal Counsel.    Stockholder acknowledges that he or it has been advised to, and has had the opportunity to consult with his or its personal attorney prior to entering into this Agreement.

6.9    Agreement Negotiated.    The form of this Agreement has been negotiated by or on behalf of Parent and the Company, each of which was represented by attorneys who have carefully negotiated the provisions hereof. Stockholder acknowledges that he or it has been advised to, and has had the opportunity to, consult with his or its personal attorney prior to entering into this Agreement. As a consequence, Parent and Stockholder do not believe that any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied in this case and therefore waive its effects.

6.10    Counterparts.    This Agreement may be executed by facsimile and in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

6.11    Effect of Headings.    The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

6.12    Legends.    Any stock certificates representing the Shares or the New Shares shall be legended at the request of Parent to reflect the voting agreement.

IN WITNESS WHEREOF, the parties have caused this Support Agreement to be duly executed on the date and year first above written.

SYMMETRICOM, INC.

By:	/S/ THOMAS W. STEIPP

Name:	Thomas W. Steipp
Title:	Chief Executive Officer

STOCKHOLDER

BY:	/s/ HARESH C. SHAH
Name:	Haresh C. Shah
Title:

Number of Shares of the Company Beneficially Held by Stockholder:

Common Stock:	None